Mail Stop 3561

July 20, 2007

<u>Via U.S. Mail</u>

Terry B. Renoux
President, Consumer Finance
First Tennessee Bank National Association
4000 Horizon Way
Irving, TX 75063

Re: First Horizon ABS Trust 2006-HE2
**   Form 10-K for the fiscal year ended December 31, 2006**
**   Filed April 2, 2007**

**   Form 10-D for the monthly distribution period from December 2, 2006 to**
**   January 1, 2007**
**   Filed February 9, 2007**
**   File No. 333-132046-18**

Dear Mr. Renoux,

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Item 1114(b)(2) of Regulation AB, page 1

1. We note from your 424 filed on November 20, 2006 that a financial guaranty insurance policy is provided by Financial Security Assurance, Inc. Please provide the information required by 1114(b)(2) of Regulation AB. If you intend to incorporate by reference,

please note that incorporation by reference must comply with all applicable rules. Refer to Instruction 1. to Item 1100(c)(1) of Regulation AB. Please revise your disclosure here to provide the file number(s) so that investors may locate the incorporated information. Also, please revise your exhibit list to include the incorporated information. Refer to Item 601(b)(13) of Regulation S-K, Rule 303 of Regulation S-T, and Rule 12b-23 under the Exchange Act.

Exhibits 33.1 - Report on Assessment of Compliance with Servicing Criteria

2. Please revise to state that the party used the criteria in paragraph (d) of Item 1122 to assess compliance with the applicable servicing criteria. Refer to Item 1122(a)(2).

3. We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criterion set forth in subparagraph (d)(1)(iii) was deemed not applicable.

Form 10-D

Item 7. Significant Enhancement Provider Information

4. Your statement "None" infers that you have no significant enhancement provider. Please revise to clarify that there are no updates, if true. Otherwise, in a manner similar to revisions requested in comment 1 above, please revise your disclosure here and revise your exhibit list to provide the file number(s) so that investors may locate the incorporated information.

Exhibit 99.1 Monthly Statement furnished to Certificateholders

5. On page 7, you present delinquency information to 90+ days. We note, however, on page S-37 of your 424 that at 180 days past due the HELOC is charged off. Please note that delinquencies should be presented in 30 day increments through charge off. Refer to Item 1100(b)(1) of Regulation AB. Please revise or advise.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rolaine Bancroft at (202) 551-3313 with any questions. If you need further assistance, you may call me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Chuck Rutledge, Esq.
        Senior Vice President and Assistant General Counsel
        First Horizon
        via facsimile: (901) 523-4248